



KH 3/9

SEC
Mail Processing Section
MAR 04 2013
Washington DC
401

SECURITIES AND EXCHANGE COMMISSION
13030546
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20943

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CB Realty Sales, Inc.

OFFICIAL USE ONLY
7314
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5402 East Lincoln Drive
(No. and Street)

Scottsdale (City) AZ (State) 85253 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen M Palmer 240-744-5279
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1676 International Drive, Mclean VA 22102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/14

OATH OR AFFIRMATION

I, Kathleen M. Palmer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CB Realty Sales Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TRACY LAWRENCE HALSEY
Notary Public, State of Maryland
County of Montgomery
My Commission Expires July 19, 2014

TRACY LAWRENCE HALSEY NOTARY PUBLIC MONTGOMERY CO., MD

Notary Public

Signature

FINOP

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

CB Realty Sales, Inc.
December 31, 2012 and 2011



KPMG LLP
1676 International Drive
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

The Board of Directors
CB Realty Sales, Inc:

We have audited the accompanying financial statements of CB Realty Sales, Inc., which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of CB Realty Sales, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.



Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the (financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

February 28, 2013

STATEMENTS OF FINANCIAL CONDITION
CB Realty Sales, Inc.
December 31, 2012 and 2011

	2012	2011
ASSETS		
Cash and cash equivalents	$ 90,358	$ 90,270
Receivable from Shareholder	74,057	129,978
	$ 164,415	$ 220,248
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 25,168	$ 25,531
Total liabilities	25,168	25,531
SHAREHOLDER'S EQUITY		
Common stock, $10 stated value; 100 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	99,000	99,000
Retained earnings	39,247	94,717
Total shareholder's equity	139,247	194,717
	$ 164,415	$ 220,248

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF OPERATIONS
CB Realty Sales, Inc.
Years Ended December 31, 2012 and 2011

	2012	2011
REVENUES		
Commissions	$ 32,700	$ 59,760
Interest	103	211
Fees for administrative services	2,000	3,000
	34,803	62,971
EXPENSES		
Salaries and benefits	95,899	68,463
Regulatory and professional fees	23,469	24,913
Rent	3,583	3,583
Communications	1,977	1,939
Employee Relations	499	974
Other	1,106	803
	126,533	100,675
LOSS BEFORE TAXES	(91,730)	(37,704)
INCOME TAX BENEFIT	36,260	14,307
NET LOSS	$ (55,470)	$ (23,397)

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
CB Realty Sales, Inc.
Years Ended December 31, 2012 and 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2011	$ 1,000	$ 99,000	$ 118,114	$ 218,114
Net loss	—	—	(23,397)	(23,397)
Balance, December 31, 2011	1,000	99,000	94,717	194,717
Net loss	—	—	(55,470)	(55,470)
Balance, December 31, 2012	$ 1,000	$ 99,000	$ 39,247	$ 139,247

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
CB Realty Sales, Inc.
Years Ended December 31, 2012 and 2011

	2012	2011
OPERATING ACTIVITIES		
Net loss	$ (55,470)	$ (23,397)
Adjustments to reconcile to cash provided by operations:		
Changes in assets and liabilities:		
Receivable from Shareholder	55,921	23,235
Accounts payable and accrued expenses	(363)	239
Cash provided by operating activities	88	77
INCREASE IN CASH AND CASH EQUIVALENTS	88	77
CASH AND CASH EQUIVALENTS at beginning of year	90,270	90,193
CASH AND CASH EQUIVALENTS at end of year	$ 90,358	$ 90,270

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
CB Realty Sales, Inc.
December 31, 2012 and 2011

NOTE 1. THE COMPANY

CB Realty Sales, Inc., a Delaware Corporation, (the "Company") is engaged primarily in the resale of limited partnership units in Camelback Inn Associates Limited Partnership (the "Partnership"). The Partnership's business consists of the rental pooling of condominium units located in Arizona. The Company is registered as a real estate broker and broker/dealer of securities in Arizona. The Company is a wholly-owned subsidiary of Host Hotels & Resorts, Inc. (the "Shareholder").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's records are maintained on the accrual basis of accounting and its fiscal year coincides with the calendar year.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date the financial statements were available to be issued, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has evaluated subsequent events from the balance sheet date through February 28, 2013, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at date of purchase to be cash equivalents. Cash equivalents consist of money market funds, whose fair value is determined using Level 1 inputs (as defined by U.S. GAAP) consisting of unadjusted quoted prices for identical assets or liabilities in active markets.

Commission Revenue

Commission revenue generated through the sale of condominium units for which the Company acts as broker is recorded on the trade date.

Income Taxes

The Company is included in the consolidated federal income tax return filed by a taxable group of subsidiaries of the Shareholder. Federal and state income taxes are calculated using the pro rata method, and the amount of current tax expense or benefit calculated is either remitted to or received from the Shareholder. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing

currently enacted tax laws and rates. The Company's provision for income taxes for 2012 and 2011 is based on a 35% federal rate and an approximate 7% state rate.

As of December 31, 2012 and 2011, the Company was owed $36,260 and $14,307 from the Shareholder, respectively, related to its income tax benefit.

NOTE 3. RELATED PARTY TRANSACTIONS

Bank Accounts

All of the Company's receipts and disbursements are recorded through the Shareholder's central accounting system and banking account, except for the bank account used to maintain the Company's minimum net capital requirement (see Note 4).

The Company is required to maintain separate accounts for any funds for the exclusive benefit of customers in its possession. Monies for the purchase or sale of partnership units are deposited by the buyer directly with the title company which then pays the Company for commissions earned on the transaction. Accordingly, the Company did not possess any funds for the exclusive benefit of customers as of December 31, 2012 or 2011. The Company has claimed, and been granted, exempt status under SEC rule 15c3–3, Section (k)(2)(A) with regards to certain filing requirements based upon its treatment of funds for the exclusive benefit of customers.

Receivable from Shareholder

The receivable from Shareholder represents revenues of the Company deposited in the Shareholder's central bank account less expenses paid on behalf of the Company by the Shareholder and distributions paid to the Shareholder. The Company earned interest on the average monthly receivable balance at approximately 0.02% and 0.1% for the years ended December 31, 2012 and 2011, respectively.

Services Rendered

During the years ended December 31, 2012 and 2011, the Shareholder provided the Company with administrative assistance which included accounting, management and legal services. The Shareholder charged the Company $95,899 and $68,463 for these services in 2012 and 2011, respectively. These charges represent a pro-rata allocation of salaries and benefits expense incurred by employees of the Shareholder related to time dedicated to the affairs of the Company and are included as salaries and benefits expense.

NOTE 4. NET CAPITAL REQUIREMENT

The Company is required to maintain minimum net capital of $5,000. In addition, the Company is required to maintain a percentage of aggregate indebtedness to net capital not to exceed 1,500% (as these terms are defined in the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1)). On December 31, 2012, the Company's net capital (as defined) was $63,383, resulting in excess net capital of $58,383. The Company's percentage of aggregate indebtedness to net capital was 39.71% at December 31, 2012.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: CB Realty Sales, Inc. As of: December 31, 2012

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition				$	139,247	3480
2. Deduct ownership equity qualified for Net Capital					-	3490
3. Total ownership equity qualified for Net Capital				$	139,247	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					-	3520
B. Other (deductions) or allowable credits (List)					-	3525
5. Total capital and allowable subordinated liabilities				$	139,247	3530
6. Deductions and/or charges:						
A. Total nonallowable assets from Statement o f Financial Condition (Notes B and C)	$	74,057	3540			
B. Secured demand note deficiency		-	3590			
C. Commodity futures contracts and spot commodities - proprietary capital charges		-	3600			
D. Other deductions and/or charges (List)		-	3610	$	(74,057)	3620
7. Other additions and/or credits (List)					-	3630
8. Net capital before haircuts on securities positions				$	65,190	3640
9. Haircuts on securities (comuted, where applicable, pursuant to 15c3-1(f)):						
A. Contractual securities commitments		-	3660			
B. Subordinated securities borrowings		-	3670			
C. Trading and investment securities:						
1. Exempted securities		-	3735			
2. Debt securities		-	3733			
3. Options		-	3730			
4. Other securities		-	3734			
D. Undue Concentration		-	3650			
E. Other (List) MONEY MARKET FUND		(1,807)	3736	$	(1,807)	3740
10. Net Capital				$	63,383	3750

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: CB Realty Sales, Inc. As of: December 31, 2012

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19)			$ 1,678	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance w/ Note (A)			$ 5,000	3758
13. Net Capital Requirement (greater of line 11 or 12)			$ 5,000	3760
14. Excess net capital (line 10 less 13)			$ 58,383	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$ 60,866	3770

Computation of Aggregate Indebtedness

16. Total A.I. Liabilities from Statement of Financial Condition			$ 25,168	3790
17. Add:				
A. Drafts for immediate credit	-	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	-	3810		
C. Other unrecorded amounts (List)	-	3820	$ -	3830
19. Total aggregate indebtedness			$ 25,168	3840
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)			39.71%	3850

Note: There are no material differences between the computation on this schedule and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012.

59500

STATEMENT OF NON-ALLOWABLE ASSETS
CB Realty Sales, Inc.
As of December 31, 2012

Receivable from Host Hotels & Resorts, Inc.	$ 74,057

SCHEDULE II

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: CB Realty Sales, Inc.	As of: December 31, 2012

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1) - $2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(A) - "Special Account for the Exclusive Benefit of customers" maintained		X	4560
C. (k) (2)(B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335		4570
D. (k) (3) - Exempted by order of the Commission			4580



KPMG LLP
1676 International Drive
McLean, VA 22102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
CB Realty Sales, Inc.:

In planning and performing our audit of the financial statements of CB Realty Sales, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 28, 2013



KPMG LLP
1676 International Drive
McLean, VA 22102

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
CB Realty Sales, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by CB Realty Sales, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared total revenues reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no adjustments reported;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



February 28, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ____________, 20___

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 87.01

B. Less payment made with SIPC-6 filed (exclude interest) (86.80)

8/14/2012 KMP
Date Paid

C Less prior overpayment applied ( )

D Assessment balance due or (overpayment) .21

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CB Realty Sales Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 14th day of January, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20___
and ending ________, 20___

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 34,803

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C)

________ ________

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $________

Enter the greater of line (i) or (ii) ________

Total deductions ________

2d. SIPC Net Operating Revenues $________

2e. General Assessment @ .0025 $ 87.01

(to page 1, line 2.A.)